UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

Press Release entitled “Telefônica Brasil S.A. – Minutes of the 239th Meeting of the

1. Board of Directors of Telefônica Brasil S A - IOC and Dividends”, dated on October 18, 2013

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: October 18th, 2013, at 11h00 a.m., at company headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. EXHIBITIONS AND RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the amount of R$538,000,000.00 (five hundred and thirty-eight million reais), corresponding to the value of R$0.449283342474 per common share and R$0.494211676721 per preferred share, corresponding to the net value, after deducting the Withholding Income tax, of R$457,300,000.00 (four hundred fifty-seven million and three hundred thousand reais), corresponding to the value of R$0.381890841103 per common share and R$0.420079925213 per preferred share, based on earnings as reported in the balance sheet of June 30, 2013, which are imputed to the minimum mandatory dividend of the fiscal year 2013 “ad referendum” of the General shareholders meeting. The payment of such Interest on Own Capital will be initiated on November 26, 2013. The Interest on Own Capital shall be credited individually to shareholders, conform the share positions contained in Company’s records at the end of October 31th, 2013, inclusive. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

4.2. DISTRIBUTION OF DIVIDENDS: The Board of Directors, in accordance with article 17, clause XXVI of the Bylaws, unanimously approved “ad referendum” of the General

Shareholders’ Meeting of the Company, to decide on the matter, the Board's proposal concerning the distribution of interim dividends to shareholders in the following conditions: (i) amount of R$746,000,000.00 (seven hundred and forth-six million reais), equivalent to the value of R$ 0.622983965587 per common share and R$ 0.685282362145 per preferred share, based on earnings as reported in the balance sheet of June 30, 2013, which will be charged to the mandatory minimum dividend for the fiscal year of 2013; (ii) the payment of the referred interim dividends will be carried out starting as of November 26, 2013; (iii) the interim dividends shall be credited on individual basis for each shareholder, conform the share positions contained in Company’s records at the end of October 31th, 2013, inclusive. After this date, the shares will be considered as “ex-dividends”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, October 18, 2013. (signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of the Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this a faithful copy of the minutes of the 239th meeting of the Board of Directors of Telefônica Brasil S.A., held on October 18th, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 18th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director